UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

ProLung, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74348P209

(CUSIP Number)

steven c. eror

PO Box 981194

Park City, Utah 84098

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

STEVEN C. EROR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		87,125*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

87,125*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,125*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

*The change in Mr. Eror’s beneficial ownership from 4.5% to 2.3% is the result of a transfer of 87,125 shares beneficially owned by Mr. Eror to Judy Ann Eror.

2

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RICHARD SERBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

MICHAEL N. CHRISTIANSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

TODD M. MORGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		172,188*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

172,188*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,188*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

*Includes: (i) 32,500 Shares owned by the Todd M. Morgan Living Trust; (ii) 33,750 Shares owned by Creekside Investments; (iii) 3,750 Shares owned by E&M Morgan LLC, (iv) 50,000 Shares owned by MPM Investment LP and (v) 25,000 Shares owned by T&L Business Ventures that Mr. Morgan may be deemed to beneficially own.

5

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

ERIC M. SOKOL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,621*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,621*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

*Includes 39,683 Shares underlying certain convertible notes.

6

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RON DUNFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,683*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,683*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,683*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 39,683 Shares underlying certain convertible notes.

7

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

BRIAN W. LOVERIDGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

DON A. PATTERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,735*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,735*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,735*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 23,810 Shares underlying certain convertible notes.

9

CUSIP NO. 74348P209

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 87,125 Shares owned by Mr. Eror were acquired in connection with his service as a director and/or officer of the Issuer.

The 27,188 Shares directly owned by Mr. Morgan were obtained through equity awards that were granted to Mr. Morgan during his tenure as a director of the Issuer and include 2,968 Shares that vest on September 30, 2018. The 32,500 Shares owned by the Todd M. Morgan Living Trust were purchased with working capital in private transactions. The aggregate purchase price for such Shares is approximately $160,000, including brokerage commissions.

The Shares purchased by Creekside Investments; E&M Morgan, LLC, MPM Investment LP and T&L Business Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private transactions. The aggregate purchase price of the 33,750 Shares beneficially owned by Creekside Investments is approximately $135,000, including brokerage commissions. The aggregate purchase price of the 3,750 Shares including owned by E&M Morgan, LLC is approximately $25,000, including brokerage commissions. The aggregate purchase price of the 50,000 Shares beneficially owned by MPM Investment LP is approximately $200,000, including brokerage commissions. The aggregate purchase price of the 25,000 Shares beneficially owned by T&L Business Ventures is approximately $100,000, including brokerage commissions.

The Shares and convertible notes purchased by Mr. Sokol were purchased with personal funds in private transactions. The aggregate purchase price of the 237,938 Shares and 39,683 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Sokol was approximately $1,758,527, including brokerage commissions.

The convertible notes purchased by Mr. Dunford were purchased with personal funds in private transactions. The aggregate purchase price of the 39,683 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Dunford was approximately $250,000, excluding brokerage commissions.

The Shares purchased by Dr. Loveridge were purchased with personal funds in private transactions. The aggregate purchase price of the 8,900 Shares beneficially owned by Dr. Loveridge was approximately $68,619, including brokerage commissions.

The Shares and convertible notes purchased by Mr. Patterson were purchased with personal funds in private transactions. The aggregate purchase price of the 34,925 Shares and 23,810 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Patterson was approximately $359,899, including brokerage commissions.

10

CUSIP NO. 74348P209

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 21, 2018, the Reporting Persons filed revised preliminary consent solicitation materials with the SEC. In response to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2018 announcing Jared Bauer’s appointment to the Board on July 30, 2018, the Reporting Persons revised the Proposals to seek to amend the Issuer’s Bylaws to increase the maximum size range of the Board to 13 members, fix the Board’s size at 13 members, provide stockholders with the exclusive ability to fill vacancies and to revoke any Bylaw amendments that were not in effect as of July 14, 2017.

Through the consent solicitation, the Reporting Persons will be seeking stockholder consent to approve the following set of corporate actions:

1.	To repeal any provision of the First Amended and Restated Bylaws of the Company, in effect at the time this Proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were adopted on July 14, 2017 and were filed with the Securities and Exchange Commission on July 19, 2017.
2.	Amend Article 3, Section 3.1 of the Bylaws, to change the range of the size of the Company’s Board to a minimum of three and a maximum of 13 members;
3.	Amend Article 3, Section 3.1 of the Bylaws to fix the Board’s size at thirteen (13) members;
4.	Amend Article 3, Section 3.2 of the Bylaws to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the stockholders of the Company; and
5.	Upon approval of Proposals 2, and 4 above, to elect each of Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson to serve as a director of the Company (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a Nominee by Mr. Eror).

Additionally, the Reporting Persons revised the preliminary consent statement to disclose that the Reporting Persons do not have any specific plans to reinstate Mr. Eror as the Issuer’s CEO if they are successful in electing the Nominees in the solicitation, nor is Mr. Eror’s purpose in conducting the solicitation to be re-installed as the Issuer’s CEO. Rather, the Reporting Persons’ chief purpose in seeking to appoint the Nominees is to ensure that the best interests of stockholders are properly represented in the boardroom and to best position the Issuer for FDA approval and building an infrastructure to launch the United States market. The Nominees, if elected, intend to assess the circumstances of the Issuer at such time of their election, which we expect would include an evaluation of the Issuer’s senior management.

Mr. Eror intends to deliver the first written consent, representing his 174,251 shares of Common Stock held as of the record date, to the Issuer on August 21, 2018. Consequently, by October 20, 2018, Mr. Eror will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of a majority of the outstanding voting securities as of the close of business on the record date. Nevertheless, the Reporting Persons intend to set September 28, 2018 as the goal date for submission of written consents because (i) they would like to seat the Nominees as directors as soon as possible and (ii) they want to ensure that there is ample time ahead of the October 20, 2018 deadline to deliver any additional consents that may be required.

11

CUSIP NO. 74348P209

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 3,861,848 Shares outstanding as of August 13, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.2 of the Issuer’s 8-K filed with the Securities and Exchange Commission on August 16, 2018.

As of the close of business on August 21, 2018, Mr. Eror beneficially owned 87,125 Shares, which represents approximately 2.3% the outstanding Shares.

As of the close of business on August 21, 2018, Mr. Morgan beneficially owned 172,188 Shares, including (i) 32,500 Shares owned by the Todd M. Morgan Living Trust, of which Mr. Morgan serves as Trustee, (ii) 27,188 Shares owned directly, (iii) 33,750 Shares owned by Creekside Investments, of which Mr. Morgan serves as the Manager, (iv) 3,750 Shares owned by E&M Morgan, LLC, of which Mr. Morgan serves as the Manager, (v) 50,000 Shares owned by MPM Investment LP, of which Mr. Morgan is general partner and Manager and (vi) 25,000 Shares owned by T&L Business Ventures, of which Mr. Morgan serves as the Manager, which in the aggregate represents approximately 4.5% of the outstanding Shares.

As of the close of business on August 21, 2018, Mr. Sokol beneficially owned 277,621 Shares, including 39,683 Shares issuable upon the conversion of certain convertible notes, which represents approximately 7.1% the outstanding Shares.

As of the close of business on August 21, 2018, Mr. Dunford beneficially owned 39,683 Shares, consisting of Shares issuable upon the conversion of certain convertible notes, which represents approximately 1.0% the outstanding Shares.

As of the close of business on August 21, 2018, Dr. Loveridge beneficially owned 8,900 Shares, which represents less than 1% the outstanding Shares.

As of the close of business on August 21, 2018, Mr. Patterson beneficially owned 58,735 Shares, including 23,810 Shares issuable upon the conversion of certain convertible notes, which represents approximately 1.5% the outstanding Shares.

As of the close of business on August 21, 2018, Messrs. Serbin and Christiansen did not own any Shares.

(b)       Mr. Eror has the sole power to vote and dispose of the 87,125 Shares beneficially owned by him.

Mr. Morgan has the sole power to vote and dispose of the 172,188 Shares beneficially owned by him.

Mr. Sokol has the sole power to vote and dispose of the 277,621 Shares beneficially owned by him.

Mr. Dunford has the sole power to vote and dispose of the 39,683 Shares beneficially owned by him.

Dr. Loveridge has the sole power to vote and dispose of the 8,900 Shares beneficially owned by him.

Mr. Patterson has the sole power to vote and dispose of the 58,735 Shares beneficially owned by him.

(c)       None of the Reporting Persons has entered into any transactions in the Shares during the past sixty days.

12

CUSIP NO. 74348P209

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

13

CUSIP NO. 74348P209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

/s/ Steven C. Eror
STEVEN C. EROR Individually and as attorney-in-fact for Richard Serbin, Michael N. Christiansen, Todd M. Morgan, Eric M. Sokol, Ron Dunford, Brian W. Loveridge and Don A. Patterson

14